                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  August, 2000
                                          ------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  AMVESCAP PLC Announces Interim Results
                                --------------------------------------

AMVESCAP PLC
562429
EMBARGOED UNTIL 12:00 NOON ON 3RD AUGUST 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942




         AMVESCAP PLC REPORTS RESULTS FOR SIX MONTHS ENDED 30 JUNE 2000

LONDON, AUGUST 3, 2000 - AMVESCAP reported that profit before tax and goodwill amortisation for the six months ended 30 June 2000 amounted to (pound sterling)
255.6 million compared to (pound sterling)145.8 million for the six months of 1999, an increase of 75%. Diluted earnings per share before goodwill amortisation amounted to 25.6p (1999: 14.8p), an increase of 73% for the period. Revenues increased to (pound sterling)754.3 million from (pound sterling)500.1 million in 1999.


    ----------------------------------------------------------------------------------------------------------------------
                                                                          Results for six months ended

                                                      30 JUNE 2000+      30 June 1999+       30 JUNE 2000        30 June 1999
                                                      -------------      -------------    -----------------    -----------------
                                                                                          (pound               (pound
    Revenues                                              $1,139.0m            $790.2m     sterling) 754.3m     sterling) 500.1m

                                                                                           (pound               (pound
    Profit before tax and goodwill amortisation             $386.0m            $230.4m     sterling) 255.6m      sterling) 145.8m
    Earnings per ordinary share before
      goodwill amortisation:
       --basic                                               $2.02*             $1.22*             26.7P             15.4p
       --diluted                                             $1.93*             $1.17*             25.6P             14.8p
    Dividends per share                                      $0.30*             $0.28*              4.0P              3.5p
    ----------------------------------------------------------------------------------------------------------------------

* Per American Depositary Share, equivalent to 5 ordinary shares.
+ For the convenience of the reader, pounds sterling for the period ended 30
  June 2000 have been translated to US dollars using $1.51 per (pound sterling)
  1.00 (1999: $1.58 per(pound sterling)1.00).

"The results for the first half of 2000 continue to reflect the strength of our businesses throughout the world," said Mr. Charles W. Brady, Chairman and Chief Executive Officer. "Our Company has reached record levels of revenues, operating profit and earnings per share in the second quarter and first half of 2000. The Company also had record levels of net new business in the first half of the year."

"Although the global markets were very volatile throughout the second quarter our average funds under management continued to grow," noted Mr. Brady. "We expect that these market fluctuations will continue; however, we remain very positive about the future due to our excellent investment performance and client service--the fundamentals that drive our business."

Profit before tax and goodwill amortisation increased by 72% during the second quarter of 2000 to (pound sterling)130.9 million (1999: (pound sterling)76.2 million). Diluted earnings per share before goodwill amortisation amounted to 13.1p (1999: 7.7p) for the three months ended 30 June 2000, an increase of 70% over the corresponding period of 1999. Revenues for the three months ended 30 June 2000 amounted to (pound sterling)384.7 million compared to (pound sterling)259.0 million.

Funds under management totalled $389.0 billion ((pound sterling)257.6 billion) at 30 June 2000, an increase of $31.6 billion or 9% from 31 December 1999. Average funds under management for the six months ended 30 June 2000 were $375.1 billion, an increase of $67.4 billion over the average funds in the second half of 1999 and $93.0 billion over the first half of 1999. Average funds under management during the second quarter were $379.6 billion compared to $370.6 billion for the preceding quarter.

The Board has declared an interim dividend of 4.0p per share (1999: 3.5p), an increase of 14%. The interim dividend will be paid on 5 October 2000 to shareholders on the register on 8 September 2000. The ex-dividend date for the dividend will be 4 September 2000.


      Earnings before interest, taxes, depreciation and amortisation (EBITDA) reached (pound sterling)299.0 million ($451.5 million) and (pound sterling)152.5 million ($230.3 million) for the six months and second quarter ended 30 June 2000. Net debt at 30 June 2000 amounted to (pound sterling)418.4 million compared to (pound sterling)510.9 million at 31 December 1999.


      The Company completed its acquisition of Trimark Financial Corporation on 1 August 2000. The results of Trimark will be included from August 2000. The consideration for this acquisition amounted to approximately
      (pound sterling)1.2 billion, including transaction costs and was satisfied by the payment of C$738 million ((pound sterling)332 million) in cash and the issuance of 26.4 million ordinary shares or shares exchangeable for ordinary shares and C$1.280 billion ((pound sterling)576 million) in Equity Subordinated Debentures.


"The combination of AIM and Trimark positions us among the top three investment management companies in the Canadian marketplace and fits well with our strategy of securing a leading position in each of the world's major investment markets," noted Mr. Brady.

The first half of 2000 was very successful for the Managed Products group, with both AIM and INVESCO reaching new record levels of revenues and operating profits. Revenues increased 58% to (pound sterling)470.5 million during the first six months of 2000. Operating profits were (pound sterling)226.0 million, an increase of 69% during the period, due primarily to increased revenues resulting from higher assets under management.

The Managed Products group generated net new business of $20.5 billion during the first six months of 2000, reflecting the strength of the AIM and INVESCO brands and continued superior investment performance over a broad range of products. Total funds under management were $229.3 billion at 30 June 2000.

The US Institutional group generated $7.2 billion of gross sales in the first half of 2000 compared with $6.7 billion in the same period of 1999 as a result of strong marketing and the continued acceptance of investment products in the marketplace. Revenues and operating profits totalled (pound sterling)95.7 million and (pound sterling)19.9 million in the 2000 period, and funds under management amounted to $89.5 billion at 30 June 2000, a decrease of $3.0 billion during the period. This group continues to invest in projects which will enhance back office operations and administration and update technology platforms. These projects have resulted in increased costs and reduced operating profits during this period of implementation.

INVESCO Global's revenues amounted to (pound sterling)166.0 million for the first half of 2000 and operating profits were (pound sterling)53.2 million for the period. This group continues to benefit from the strong momentum across its businesses, reflecting the shift toward greater individual savings around the world. Investment performance and strong marketing results are also benefiting the businesses. Gross and net new business flows remained at record levels with net new business reaching $7.7 billion in the first half of the year. Total funds under management have grown 10% to $62.7 billion at 30 June 2000.

The Retirement and Benefit Services group experienced a 22% increase in assets under administration during the six month period, reaching $28.8 billion at 30 June 2000. The US defined contribution group brought in over $3.4 billion of net new business for various AMVESCAP units. This group services 368,000 plan participants at 30 June 2000, up from 336,000 participants at the end of 1999.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                      SIX MONTHS ENDED
                                       ----------------------------------------------
                                              30 JUNE                 30 JUNE                   YEAR
                                               2000                     1999                    1999
                                       ---------------------- ----------------------- --------------------------
REVENUES                              (pound sterling)754,253 (pound sterling)500,080 (pound sterling) 1,072,350
OPERATING EXPENSES                                   (485,962)               (336,103)                  (719,637)
                                      ----------------------- ----------------------- --------------------------
                                                      268,291                 163,977                    352,713
GOODWILL AMORTISATION                                 (18,370)                (18,151)                   (36,754)
                                      ----------------------- ----------------------- --------------------------
OPERATING PROFIT                                      249,921                 145,826                    315,959
                                                        7,423                   5,147                     11,809
Investment income
INTEREST PAYABLE                                      (20,150)                (23,283)                   (44,726)
                                      ----------------------- ----------------------- --------------------------
PROFIT BEFORE TAXATION                                237,194                 127,690                    283,042
TAXATION                                              (81,780)                (47,399)                  (102,010)
                                      ----------------------- ----------------------- --------------------------

PROFIT AFTER TAXATION                                 155,414                  80,291                    181,032
DIVIDENDS                                             (28,014)                (22,425)                   (58,244)
                                      ----------------------- ----------------------- --------------------------
RETAINED PROFIT FOR THE PERIOD        (pound sterling)127,400 (pound sterling) 57,866 (pound sterling)   122,788
                                      ======================= ======================= ==========================
                                      ======================= ======================= ==========================

EARNINGS PER ORDINARY SHARE:
   ---BASIC                                              23.9p                  12.6p                      28.3p
   ---DILUTED                                            22.9p                  12.0p                      27.1p

EARNINGS PER ORDINARY SHARE
   BEFORE GOODWILL AMORTISATION:
   ---BASIC                                              26.7p                  15.4p                      34.0p
   ---DILUTED                                            25.6p                  14.8p                      32.7p

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)


                                             THREE MONTHS ENDED
                                    --------------------------------------
                                    30 JUNE                   30 JUNE
                                      2000                      1999
                           ------------------------  -------------------------
REVENUES                   (pound sterling) 384,737  (pound sterling)  259,028
OPERATING EXPENSES                         (248,321)                  (173,838)
                           ------------------------  ------------------------
                                            136,416                     85,190
GOODWILL AMORTISATION                       (9,071)                     (9,011)
                           ------------------------  -------------------------
OPERATING PROFIT                            127,345                     76,179
                                              3,945                      2,363
Investment income
INTEREST PAYABLE                             (9,448)                   (11,370)
                           ------------------------  -------------------------
PROFIT BEFORE TAXATION                      121,842                     67,172
TAXATION                                    (41,892)                   (24,761)
                           ------------------------  -------------------------

PROFIT AFTER TAXATION                        79,950                     42,411
DIVIDENDS                                   (28,014)                   (22,425)
                           ------------------------  -------------------------

RETAINED PROFIT FOR
  THE PERIOD               (pound sterling)51,936    (pound sterling)   19,986
                           ------------------------  -------------------------
                           ------------------------  -------------------------

EARNINGS PER ORDINARY SHARE:
   ---BASIC                                 12.3p                 6.6p
   ---DILUTED                               11.7p                 6.3p
EARNINGS PER ORDINARY SHARE
   BEFORE GOODWILL AMORTISATION:
   ---BASIC                                 13.7p                 8.0p
   ---DILUTED                               13.1p                 7.7p

                                  AMVESCAP PLC
                              GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                      30 JUNE 2000                31 DEC 1999
                                                ========================   ========================
FIXED ASSETS
GOODWILL                                        (pound sterling) 646,071   (pound sterling) 664,135
INVESTMENTS                                                      158,909                    128,921
TANGIBLE ASSETS                                                  115,538                    108,021
                                                ------------------------   ------------------------
                                                                 920,518                    901,077
                                                ------------------------   ------------------------

CURRENT ASSETS
                                                                 833,969                    675,856
Debtors
                                                                  65,248                     60,135
Investments
                                                                 160,847                    189,732
Cash at bank and in hand
                                                ------------------------   ------------------------
                                                               1,060,064                    925,723
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                  (850,754)                  (706,289)
                                                ------------------------   ------------------------
NET CURRENT ASSETS                                               209,310                    219,434
                                                ------------------------   ------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                          1,129,828                  1,120,511

CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR
LONG-TERM DEBT                                                  (565,130)                  (659,120)
                                                                 (23,708)                   (24,730)
Provisions for liabilities and charges
                                                ------------------------   ------------------------
NET ASSETS                                      (pound sterling) 540,990   (pound sterling) 436,661
                                                ========================   ========================
                                                ========================   ========================

CAPITAL AND RESERVES
   CALLED UP SHARE CAPITAL                      (pound sterling 169,252    (pound sterling) 168,617
   SHARE PREMIUM ACCOUNT                                        484,296                     478,860
                                                               (620,675)                   (591,533)
Other reserves
                                                                508,117                     380,717
Profit and loss account
                                                ========================   ========================
SHAREHOLDERS' FUNDS, EQUITY INTERESTS           (pound sterling) 540,990   (pound sterling) 436,661
                                                ========================   ========================

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)

                                                                                    SIX MONTHS ENDED
                                                                    ---------------------------------------------------
                                                                            30 JUNE                    30 JUNE
                                                                              2000                       1999
                                                                    ------------------------   ------------------------
OPERATING PROFIT                                                    (pound sterling) 249,921   (pound sterling) 145,826
AMORTISATION AND DEPRECIATION                                                         41,668                     48,579
CHANGE IN DEBTORS, CREDITORS, AND OTHER                                              (31,116)                   (53,833)
                                                                    ------------------------   ------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                            260,473                    140,572
                                                                    ------------------------   ------------------------
                                                                                     (14,246)                   (16,225)
Interest paid, net of investment income
TAXATION                                                                             (72,232)                   (44,828)
CAPITAL EXPENDITURES, NET OF SALES                                                   (25,365)                   (21,424)
NET (PURCHASES) / DISPOSALS OF FIXED ASSET INVESTMENTS                               (19,180)                    12,705
DIVIDENDS PAID                                                                       (36,439)                         -
NET REPAYMENT OF DEBT                                                               (126,764)                   (59,209)
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                                           4,868                      4,431
                                                                    ------------------------   ------------------------
(DECREASE) / INCREASE IN CASH AT BANK AND IN HAND                   (pound sterling) (28,885)  (pound sterling)  16,022
                                                                    ========================   ========================

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                                     SIX MONTHS ENDED 30 JUNE 2000
                                        ------------------------------------------------------------------------------
                                                REVENUES                   EXPENSES                 OPER.PROFIT
                                        ------------------------- -------------------------  -------------------------
MANAGED PRODUCTS                        (pound sterling)  470,512  (pound sterling)(244,482) (pound sterling)  226,030
US INSTITUTIONAL                                           95,664                   (75,811)                    19,853
INVESCO GLOBAL                                            165,980                  (112,737)                    53,243
RETIREMENT AND BENEFIT SERVICES                            21,920                   (20,899)                     1,021
NEW BUSINESS                                                  177                    (6,240)                    (6,063)
CORPORATE                                                      --                   (25,793)                   (25,793)
                                        ------------------------- -------------------------  -------------------------
                                                          754,253                  (485,962)                   268,291
GOODWILL AMORTISATION                                          --                   (18,370)                   (18,370)
                                        ------------------------- -------------------------  -------------------------
                                        (pound sterling)  754,253 (pound sterling) (504,332) (pound sterling)  249,921
                                        ========================= =========================  =========================

                                                                     SIX MONTHS ENDED 30 JUNE 1999
                                        ------------------------------------------------------------------------------
                                                REVENUES                   EXPENSES                 OPER.PROFIT
                                        ------------------------- -------------------------  -------------------------
MANAGED PRODUCTS                        (pound sterling)  297,915  (pound sterling)(164,435) (pound sterling)  133,480
US INSTITUTIONAL                                           84,009                   (54,084)                    29,925
INVESCO GLOBAL                                            104,298                   (80,790)                    23,508
RETIREMENT AND BENEFIT SERVICES                            13,858                   (15,529)                    (1,671)
NEW BUSINESS                                                   --                    (3,816)                    (3,816)
CORPORATE                                                      --                   (17,449)                   (17,449)
                                        ------------------------- -------------------------  -------------------------
                                                          500,080                  (336,103)                   163,977
GOODWILL AMORTISATION                                          --                   (18,151)                   (18,151)
                                        ------------------------- -------------------------  -------------------------
                                        (pound sterling)  500,080 (pound sterling) (354,254) (pound sterling)  145,826
                                        ========================= =========================  =========================

                                     NOTES

1. The taxation charge for the six months ended 30 June 2000 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortisation is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.

                                                                                 2000
                                                     PROFIT BEFORE
                                                          GOODWILL
                                                      AMORTISATION                    NUMBER OF
                                                                                         SHARES       PER SHARE
                                                    (pound sterling)   '000                '000          AMOUNT
                                                    -----------------------    ----------------    ------------
     BASIC EARNINGS PER SHARE                                       173,784             650,089           26.7P
                                                                                                   ============
     ISSUANCE OF OPTIONS                                               --                29,545
                                                    -----------------------    ----------------
     DILUTED EARNINGS PER SHARE                                     173,784             679,634           25.6P
                                                    =======================    ================    ============


                                                                                 1999
                                                     PROFIT BEFORE
                                                          GOODWILL
                                                      AMORTISATION                    NUMBER OF
                                                                                         SHARES       PER SHARE
                                                    (pound sterling)   '000                '000          AMOUNT
                                                    -----------------------    ----------------    ------------
     BASIC EARNINGS PER SHARE                                        98,442             637,954           15.4P
                                                                                                   ============
     ISSUANCE OF OPTIONS                                                 --              29,214
                                                    -----------------------    ----------------
     DILUTED EARNINGS PER SHARE                                      98,442             667,168           14.8P
                                                    =======================    ================    ============

                   INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

INTRODUCTION
We have been instructed by the company to review the financial information set out on pages four to nine and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and applicable United Kingdom accounting standards. The Listing Rules require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.


Arthur Andersen
Chartered Accountants
1 Surrey Street
London

3 August 2000

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                             MANAGED PRODUCTS
                                                                                                                          RBS &
                                TOTAL                   AIM           INVESCO         US INST            GLOBAL          NEW BUS.
                                -----                   ---           -------         -------            ------          --------
                                   $357.4               $165.3            $34.4            $92.5              $57.2            $8.0
31 Dec 1999
MARKET GAINS                         5.6                  3.8               2.0              0.7               (0.7)           (0.2)
NET NEW (LOST) BUSINESS              24.1                 12.1              8.4             (3.6)               7.7            (0.5)
CHANGE IN US MONEY
   MARKET FUNDS                       4.0                  2.2              1.1               --                0.7              --
TRANSFERS                              --                   --               --            (0.1)               (0.1)            0.2
FOREIGN CURRENCY                     (2.1)                  --               --               --               (2.1)             --
                        -----------------   ------------------  ---------------  ---------------   ----------------
30 JUNE 2000                       $389.0               $183.4            $45.9            $89.5              $62.7            $7.5
                        -----------------   ------------------  ---------------  ---------------   ----------------  --------------
30 JUNE 2000+           (pound              (pound              (pound           (pound            (pound            (pound
                         sterling)  257.6    sterling)   121.4  sterling)  30.4  sterling)  59.3   (sterling)  41.5   sterling) 5.0
                        -----------------   ------------------  ---------------  ---------------   ----------------  --------------

+ TRANSLATED @ $1.51 PER (pound sterling)1.00.

                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)


                                                                   SIX MONTHS ENDED
                                                -----------------------------------------------------
                                                        30 JUNE                       30 JUNE
                                                          2000                          1999
                                                -------------------------    ------------------------
NET PROFIT UNDER UK GAAP                        (pound sterling)  155,414    (pound sterling)  80,291
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                    (31,634)                    (39,139)
        TAXATION                                                  (15,381)                    (10,271)
        OTHER                                                         411                      (1,011)
                                                -------------------------    ------------------------
NET INCOME UNDER US GAAP                        (pound sterling)  108,810    (pound sterling)  29,870
                                                =========================    ========================
EARNINGS PER ORDINARY SHARE  BEFORE
        GOODWILL AMORTISATION:
        --BASIC                                                     21.6P                        9.5P
        --DILUTED                                                   20.7P                        9.0P
EARNINGS PER ORDINARY SHARE:
        --BASIC                                                     16.7P                        4.7P
        --DILUTED                                                   16.0P                        4.5P

                                                -----------------------------------------------------
                                                        30 JUNE                       30 DEC
                                                          2000                         1999
                                                -------------------------    ------------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP               (pound sterling)  540,990    (pound sterling) 436,661
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                  1,020,834                     993,765
        TREASURY STOCK                                           (165,874)                   (132,615)
        DIVIDENDS                                                  28,014                      35,544
        OTHER                                                       5,548                       3,957
                                                -------------------------  --------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP              (pound sterling)1,429,512  (pound sterling) 1,337,312
                                                =========================  ==========================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  3rd AUGUST, 2000                By   /s/ MICHAEL S. PERMAN
      ----------------                     -------------------------
                                                 (Signature)

                                             Michael S. Perman
                                             Company Secretary